

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 22, 2014

<u>Via E-mail</u>
Mr. Donald A. Merril
Chief Financial Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive
Suite 300
Frederick, MD 21701

**Re: U.S. Silica Holdings, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-35416**

Dear Mr. Merril:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining